EXHIBIT 99.1
PRESS RELEASE

MAGAL WINS $7.6 MILLION IN ORDERS FROM CUSTOMERS IN ASIA-PACIFIC

YEHUD, Israel – November 1, 2018-- Magal Security Systems, Ltd. (NASDAQ: MAGS) announced that it has been awarded three orders from customers in the Asia-Pacific region, amounting to approximately $7.6 million.

The first order is for advanced camera systems for vehicles. The second is to an existing customer for the delivery and integration of a turnkey solution for a correctional facility security. The order includes various perimeter and motion detection sensors integrated through Fortis 4G – Magal's physical security information management system, as well as Symphony – Magal's Video Management Software (VMS) with native Intelligent Video Analytics (IVA) security solutions. The third order is for the delivery of an integrated security solution for the headquarters of a traffic police force. This order includes the integration of Magal's Fortis 4G with home-grown, as well as, third parties' technology.

Dror Sharon, CEO of Magal, commented: "The Asia-Pacific region is becoming an increasingly important focus region for Magal and we are seeing increased budgets as well as increased opportunities for growth. Magal's many years of experience in its core markets, together with our strengthening relationships in this region are bringing us new orders and increased business. "

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and Current Reports on Form 6-K.

For more information:
Magal Security Systems Ltd.
Dror Sharon, CEO
Tel: +972-3-539-1421
E-mail: dianeh@magal-s3.com
Web: http://www.magalsecurity.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
 E-mail: magal@gkir.com